Exhibit 99.1

Luda Technology Group Limited Announces Strategic Exploration of the Global Data Centre Industry

Hong Kong, June 10, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (the “Company” or “Luda Technology”), (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced today that the Company is actively seeking investment opportunities within the global data centre industry. Luda Technology is optimistic about the long-term future of data centres and views this sector as a compelling avenue for diversifying its business concentration beyond its traditional markets.

Pursuing Strategic Opportunities in the Global Data Centre Industry

With global demand for artificial intelligence (“AI”) related services continuing to accelerate, the Company forecasts that, within a short period of time, it will be able to start realizing revenue from the AI-related services business segment. Luda Technology plans to leverage its established and growing network of authorized agents to further export AI-related products and services for data centres, thereby capitalising on its existing international distribution infrastructure to support this new strategic direction.

As part of this initiative, the Company is exploring four principal avenues within the data centre industry:

1.	Design, planning and construction of data centres. The Company intends to provide an all-rounded service for the construction of data centres, encompassing the supply of design, hardware components and technical expertise, thereby positioning Luda Technology as a comprehensive solutions partner across the full development lifecycle.

2.	Supply of cooling systems peripherals. Cooling systems within data centres require high technical capabilities, and as a manufacturer of pipeline products, Luda Technology is well-positioned to apply its existing manufacturing expertise and product portfolio directly to this critical and high-demand segment.

3.	A token-export model for providing infrastructure towards global cloud companies, supporting the delivery of cloud hosting services and enabling the Company to participate in meeting rising global AI-related and cloud computing demand.

4.	Trading of data centre hardware and peripherals, building upon the Company’s established trading capabilities and international agent network to source and distribute essential data centre equipment.

Looking Ahead

The Company’s strategic exploration of the global data centre and AI-related services sectors reflects Luda Technology’s broader strategy of pursuing sustainable growth, diversification, and innovation. By extending its proven manufacturing capabilities into new high-specification industries while simultaneously exploring opportunities in the rapidly expanding data centre landscape, Luda Technology aims to strengthen its long-term resilience and unlock new sources of value for its shareholders. The Company remains committed to delivering quality, reliability, and innovation to customers across every industry and region it serves.

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

Forward-looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors including the uncertainties related to market conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Luda Technology Group Limited – Investor Relations

Andrew Barwicki Inc.

Andrew J Barwicki

Email: andrew@barwicki.com

Phone: +1 516-662-9461

Website: https://ir.ludahk.com